BYLAWS OF THE SNIPER ENTERPRISE CORP.

ARTICLE I: OFFICES

Section 1.1. REGISTERED OFFICE AND AGENT. The initial registered office and initial registered agent of **THE SNIPER ENTERPRISE CORP.** (the "**Corporation**") shall be as set forth in the Corporation's articles of incorporation, as amended or restated ("**Articles of Incorporation**"). The Corporation's Board of Directors ("**Board of Directors**") may authorize a change of the registered office or the registered agent, and may delete the name and address of the initial registered agent from the Articles of Incorporation, effective upon making the appropriate filings with the Florida Department of State, Division of Corporations ("**DOC**") as required by the Florida Business Corporation Act (the "**FBCA**").

Section 1.2. PRINCIPAL OFFICE. The principal office of the Corporation shall be 1504 Bay Rd., #1027, Miami Beach, FL 33139, provided that the Board of Directors shall have the power to change the location of the principal office at any time.

Section 1.3. OTHER OFFICES. The Corporation may have other offices, both inside and outside the State of Florida, as the Board of Directors may designate or as the business of the Corporation may require.

Section 1.4. BOOKS AND RECORDS. Any records maintained by the Corporation in the regular course of its business, including its share ledger, books of account and minute books, may be maintained on any information storage device or method; provided that they are available for inspection within a reasonable time. The Corporation shall convert any maintained records into clearly legible paper form within a reasonable time upon the written request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II: SHAREHOLDERS

Section 2.1. PLACE OF MEETING. All meetings of the shareholders shall be held either at the Corporation's principal office or at any other place, either inside or outside the State of Florida, as shall be designated by the Board of Directors and stated in the notice of meeting. The Board of Directors may determine, in its sole discretion, to hold the meeting solely by means of remote communication.

If authorized by the Board of Directors, and subject to any guidelines and procedures adopted by the Board of Directors, shareholders, persons entitled under the FBCA to vote on behalf of a shareholder, attorneys-in-fact for shareholders, and proxy holders not physically present at a meeting of shareholders may, by means of remote communication, participate in, and be deemed present and vote at, a meeting of shareholders, whether held at a designated place or solely by means of remote communication.

Section 2.2. ANNUAL MEETING. An annual meeting of shareholders, for the purpose of electing directors and transacting such other business as may properly be brought before the meeting, shall be held on the date and time fixed by the Board of Directors and stated in the notice of the meeting.

Failure to hold the annual meeting at the designated time shall not affect the validity of any action taken by the Corporation. If, in any 15-month period, the Corporation has neither held an annual meeting nor taken action by written consent in lieu of an annual meeting, any shareholder may make a demand in writing to any officer of the Corporation that an annual meeting be held.

Section 2.3. SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the Board of Directors upon the demand of the holders of at least thirty percent (30%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. To demand a special meeting, the holders of the required percentage of votes must sign, date, and deliver to the Corporation's Secretary one or more written demands for the meeting describing the purpose or purposes for which the meeting is to be held.

Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting of the shareholders.

Section 2.4. NOTICE AND WAIVER OF NOTICE OF SHAREHOLDERS' MEETING. Notice of the place, if any, date, time, and means of remote communication, if any, of each annual and special shareholders' meeting shall be given by the Corporation not less than ten (10) nor more than sixty (60) days before date of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Unless otherwise required by the FBCA or the Articles of Incorporation:

    a.   Notice of a shareholders' meeting need be given only to shareholders entitled to vote at the meeting.

    b.   Notices of annual meetings need not specify the purpose or purposes for which the meeting has been called.

Notices to shareholders must be in writing, and may be communicated in person, by telephone, voice mail (where oral notice is allowed), or other electronic means (in a manner authorized by the shareholder), or by mail or other method of delivery, in each case, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting.

If mailed, the notice shall be effective when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears in the Corporation's shareholder records, with postage thereon prepaid.

Any shareholder entitled to notice of a meeting may waive such notice by signing a written waiver either before or after the date and time of the meeting set out in the notice. Any waiver must set out the business to be transacted at, and the purpose or purposes for, the meeting.

Attendance of a shareholder at a meeting in person or by proxy constitutes a waiver of objection to:

    a. Lack of or defective notice, unless the shareholder, at the beginning of the meeting, objects to the holding of the meeting or the transaction of business at the meeting.

    b. Consideration of any matter not identified in the notice, unless the shareholder objects to the consideration of such matter when presented at the meeting.

Section 2.5. VOTING LISTS. The officer or agent having charge of the share transfer books for shares of the Corporation shall prepare an alphabetical list of the names of all shareholders entitled to notice of the meeting (and, if the Board of Directors fixes a different record date to determine the shareholders entitled to vote at the meeting, an alphabetical list of the names of all shareholders entitled to vote at the meeting), or any adjournment thereof, arranged by voting group, with the address of and the number and class and series, if any, of shares held by each shareholder. Each list shall also distinguish the shareholders entitled to vote from the shareholders who are entitled to notice of the meeting by the FBCA or the Articles of Incorporation.

The shareholders' list for notice shall be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting is held or at the office of the Corporation's transfer agent or registrar. Subject to the requirements of Section 1602 of the FBCA, a shareholder (or his or her agent or attorney) is entitled, on written demand and at the shareholder's expense, to inspect the list during regular business hours during the period it is available for inspection.

If there is a separate shareholders' list for voting, the list shall be similarly available for inspection by any shareholder (or his or her agent or attorney) promptly after the record date for voting, at the meeting, and at any adjournment of the meeting.

If any shareholders or their proxies are participating in the meeting by means of remote communication, each list must be available for inspection by the shareholders (and their agents or attorneys) for the duration of the meeting on a reasonably accessible electronic network, and the notice of the meeting shall include or be accompanied by the information required to access each list.

Section 2.6. QUORUM OF SHAREHOLDERS. Unless otherwise required by the FBCA or the Articles of Incorporation, a majority of the votes entitled to be cast at a meeting by any voting group entitled to vote on a matter, present in person or by proxy, constitutes a quorum for action by that voting group on that matter at the meeting. A voting group includes all shares of one or more classes or series that are entitled, by the FBCA or the Articles of Incorporation, to vote and to be counted together collectively on a matter at a shareholders' meeting.

Once a share is represented in person or by proxy for any purpose at a meeting, that share is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be fixed for that adjourned meeting.

The holders of a majority of the shares represented in person or by proxy at a meeting and that would be entitled to vote if a quorum were present may adjourn the meeting from time to time, even if a quorum is not present.

Section 2.7. CONDUCT OF MEETINGS; ADJOURNMENTS. The Board of Directors of the Corporation may adopt by resolution rules and regulations for the conduct of shareholders' meetings as it shall deem appropriate. At every meeting of the shareholders, the Chair of the Board or, in his or her absence or inability to act, a designated officer or, in his or her absence or inability to act, the person appointed by the Chair of the Board or the President shall act as chair of and preside at the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The chair of the meeting shall determine the order of business and, in the absence of a rule adopted by the Board of Directors, shall establish rules for the conduct of the meeting. The chair of the meeting shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Any shareholders' meeting may be adjourned from time to time to reconvene at the same or some other place, if any, or to add or modify the terms of participation by remote communication, and notice of the new date, time, place, or terms of participation by remote communication, of any such adjourned meeting need not be given if the new date, time, place, or terms of participation by remote communication, are announced at the meeting before adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a new record date is fixed for the adjourned meeting or the adjourned meeting is more than one hundred twenty (120) days after the original meeting, notice of the adjourned meeting shall be given to each shareholder as of the new record date who is entitled to notice of the meeting.

Section 2.8. VOTING OF SHARES; PROXIES. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided by these Bylaws and to the extent that the FBCA or Articles of Incorporation provide for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series.

Unless a greater affirmative number is required by the FBCA, the Articles of Incorporation, or these Bylaws, if a quorum of a voting group exists, action other than the election of directors is approved by a voting group if the votes cast in favor of the action exceed the votes cast against the action.

Unless otherwise provided by the Articles of Incorporation [or these Bylaws], directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting of the shareholders at which a quorum is present.

Shareholders are prohibited from cumulating their votes in any election for directors of the Corporation.

Any shareholder may vote either in person or by proxy executed in writing by the shareholder, other person entitled to vote on the shareholder's behalf, or the shareholder's attorney in fact. A proxy is valid for the term provided in the appointment form and, if no term is provided, a proxy shall be valid for eleven (11) months from the date of its execution unless the appointment of the proxy is irrevocable. A proxy shall be revocable unless the proxy conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. The death or incapacity of the shareholder appointing a proxy shall not revoke the proxy's authority unless the Corporation receives notice of the death or incapacity before the proxy is exercised.

Section 2.9. NO ACTION BY SHAREHOLDERS WITHOUT A MEETING. As set forth in the Articles of Incorporation, and notwithstanding any provision in the FBCA that provides otherwise, no action required or permitted by the FBCA to be taken at an annual or special meeting of shareholders may be taken without a meeting by consent of the shareholders, whether by unanimous consent or otherwise.

Section 2.10. FIXING THE RECORD DATE. For the purpose of determining shareholders entitled to notice of any meeting of shareholders, to demand a special meeting of shareholders, to vote, to receive payment of any distribution or to take any other action, the Board of Directors may fix a date as the record date or dates for any such determination that is not earlier than the date of the resolution fixing the record date.

If the Board of Directors fails to fix a record date for determining shareholders entitled to notice of or to vote at an annual or special meeting of shareholders, the record date shall be the close of business on the day before the first notice of the meeting is delivered to the shareholders.

The record date shall not be less than ten (10) or more than seventy (70) days before the date of the meeting of the shareholders determined under Section 2.2 or Section 2.3 of these Bylaws, or more than seventy (70) days before the date of any action requiring determination of shareholders.

A determination of shareholders entitled to notice of or to vote at any meeting of shareholders is effective for any adjournment of that meeting, unless the Board of Directors fixes a new record date. The Board of Directors must fix a new record date or dates for any meeting that is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

If the Board of Directors fails to fix a record date for determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other acquisition of the Corporation's shares), the record date for that distribution shall be the date the Board of Directors authorizes the distribution.

ARTICLE III: DIRECTORS

Section 3.1. GENERAL POWERS; QUALIFICATIONS. All corporate powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction and subject to the oversight of the Board of Directors of the Corporation, subject to any limitations set out in the Articles of Incorporation. Directors must be natural persons who are eighteen (18) years of age or older but need not be residents of the State of Florida or shareholders of the Corporation..

Section 3.2. NUMBER OF DIRECTORS. The number of directors shall initially be three (2), provided that the number may be increased or decreased from time to time by an amendment to these Bylaws or by a resolution adopted by the Board of Directors. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director or reducing the number of directors to less than one.

Section 3.3. TERM OF OFFICE. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting or until the director's earlier death, resignation, disqualification, or removal. Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualified or until there is a decrease in the number of directors.

Section 3.4. VACANCIES. Unless the Articles of Incorporation provide otherwise, any vacancy occurring in the Board of Directors may be filled by an election at an annual or special meeting of shareholders called for that purpose or may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum of the total number of directors specified in the Articles of Incorporation or these Bylaws.

Unless the Articles of Incorporation provide otherwise, a directorship to be filled by reason of an increase in the number of directors may be filled by an election at an annual or special meeting of shareholders called for that purpose for a term of office continuing until the next meeting of the shareholders at which directors are elected. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

Section 3.5. REMOVAL. Unless the Articles of Incorporation set out that directors may be removed only for cause, a director may be removed, with or without cause, by a vote of the shareholders then entitled to vote at an election of such director if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director, at any meeting of the shareholders at which a quorum is present and the notice for which states that the purpose or one of the purposes of the meeting shall be removal of such director named in that notice. A director may **not** be removed (a) at a shareholder meeting if the votes cast against removal would be sufficient to elect the director if cumulatively voted at an election of directors or (b) by less than unanimous written consent if the voting shareholders entitled to the number of votes sufficient to elect the director under cumulative voting do not consent to the removal.

Section 3.6. RESIGNATION. A director may resign at any time by giving written notice of resignation to the Board of Directors, the Chairman of the Board of Directors, or the Secretary of the Corporation. A resignation is effective when the notice is given unless the notice specifies a future date or an effective date determined upon the subsequent happening of an event or events.

Section 3.7. REGULAR AND SPECIAL MEETINGS OF DIRECTORS. A regular meeting of the newly-elected Board of Directors shall be held without other notice immediately following and at the place of each annual meeting of shareholders, at which the Board of Directors shall elect officers and transact any other business as shall come before the meeting. Other regular meetings of the Board of Directors shall be held at such other times and places as may from time to time be fixed by resolution of the Board of Directors.

Special meetings of the Board of Directors may be called by the President or the Chairman of the Board of Directors or at the written request of two or more directors. Directors must be provided with at least five (5) days notice of the date, time and location of a special meeting. Special meetings may be held without notice of the purpose of the meeting.

The Corporation may give notice of a regular or special meeting of the Board of Directors by electronic means to each director who consents to such electronic means of notice in the manner authorized by that director.

Section 3.8. PARTICIPATION BY REMOTE COMMUNICATION. Directors may participate in and act at any regular or special meeting of the Board of Directors through the use of a conference telephone, online conference service, or other means of communications by which all directors participating in the meeting can simultaneously hear each other during the meeting, and such participation shall constitute presence in person at such meeting.

Section 3.9. WAIVER OF NOTICE. The Corporation is not required to give notice of a meeting of the Board of Directors to any director who signs a waiver of notice, either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting and of any and all objections to the date, time, place, purpose, or manner of calling or convening the meeting, unless the director states, at the beginning of or promptly upon arrival at the meeting, any objection to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 3.10. QUORUM AND ACTION BY DIRECTORS. A majority of the number of directors prescribed by the Articles of Incorporation or these Bylaws shall constitute a quorum for the transaction of business.

The affirmative vote of a majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors, unless the vote of a greater number is required by the Articles of Incorporation or these Bylaws.

Section 3.11. COMPENSATION. Directors shall not receive any stated salary for their services, but the Board of Directors may, by resolution, authorize the Corporation to pay to each director a fixed sum and expenses of attendance, if any, for attendance at any meeting of the Board of Directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12. NO ACTION BY DIRECTORS WITHOUT MEETING. No action required or permitted by the FBCA to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting.

Section 3.13. CHAIR OF THE BOARD OF DIRECTORS. The Board of Directors may, in its discretion, choose a Chair of the Board from among its members, who shall preside at meetings of the shareholders and of the Board of Directors. The Chair of the Board shall have such other powers and shall perform such other duties as shall be designated by the Board of Directors. The Chair of the Board shall serve until his or her successor is chosen and qualified, but may be removed as the Chair of the Board (but not as a director) at any time by the affirmative vote of a majority of the Board of Directors.

Section 3.14. COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors may, by resolution adopted by a majority of the full Board of Directors, establish one or more committees, each consisting of one or more directors, to exercise the authority of the Board of Directors to the extent provided in the resolution of the Board of Directors or the Articles of Incorporation and allowed under the FBCA.

A committee of the Board of Directors shall **not** have the authority to:

a. Authorize or approve the reacquisition of shares, other than pursuant to a general formula or method specified by the Board of Directors.

b. Approve or recommend to shareholders actions or proposals required by the FBCA to be approved by shareholders.

c. Fill vacancies on the Board of Directors or any committee of the Board of Directors.

d. Adopt, amend, or repeal these Bylaws.

The establishment of, the delegation of authority to, or an action by a committee shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by law.

ARTICLE IV: OFFICERS

Section 4.1. POSITIONS AND ELECTION. The officers of the Corporation shall be appointed by the Board of Directors and shall be a President, a Secretary, a Treasurer and any other officers, including assistant officers, as deemed necessary by the Board of Directors. Any two or more offices may be simultaneously held by the same person.

The Board of Directors shall appoint officers annually at the regular meeting of the Board of Directors held after each annual meeting of shareholders. Each officer shall serve until a successor is elected and qualified or until the death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors.

Section 4.2. REMOVAL AND RESIGNATION. Any officer may be removed at any time, with or without cause, by:

a. The affirmative vote of the majority of the Board of Directors.

b. The appointing officer, unless the Board of Directors provide otherwise.

c. Any other officer, if authorized by the Board of Directors.

Removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer shall not of itself create contract rights.

Any officer may resign at any time by delivering written notice to the Corporation. Resignation is effective as set forth in Section 607.0842(1) of the FBCA, unless the notice provides for a later effective date.

Section 4.3. OFFICERS' POWERS AND DUTIES. The powers and duties of the officers of the Corporation shall be as provided from time to time by resolution of the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. In the absence of such resolution or direction, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation, subject to the control of the Board of Directors.

ARTICLE V: SHARE CERTIFICATES AND TRANSFER

Section 5.1. CERTIFICATES REPRESENTING SHARES. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of the shares of any class or series shall be uncertificated shares. The Corporation shall, after the issuance or transfer of uncertificated shares, deliver to the registered owner of those shares a written statement of the information required to be set forth or stated on certificates pursuant to the FBCA.

Certificates representing shares shall be consecutively numbered and shall be signed by the President or a Vice President and the Secretary or Assistant Secretary and may be sealed with the seal of the Corporation. Any or all signatures, and the corporate seal, may be facsimiles. If any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be an officer before the certificate is issued, the certificate may be issued by the Corporation with the same effect as if the officer were an officer at the date of the certificate's issuance.

Each certificate representing shares of the Corporation shall state upon the face thereof:

a. The name of the Corporation and that the Corporation is organized under the laws of Florida.

b. The name of the person to whom the certificate is issued.

c. The number and class of shares and the designation of the series, if any, the certificate represents.

d. A conspicuous statement setting forth restrictions on the transfer of the shares, if any.

If the shares issued are of different classes of shares or different series within a class, each certificate representing the shares shall summarize on its front or back the designations, relative rights, preferences, and limitations applicable to each class of shares and the variations in rights, preferences, and limitations determined for each series within a class (and the authority of the Board of Directors to determine variations for future series). Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the shareholder a full statement of this information on request and without charge.

Except as otherwise expressly allowed by applicable law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

No share shall be issued until the consideration therefor, fixed as provided by applicable law, has been fully paid.

No requirement of the FBCA with respect to matters to be set forth on certificates representing shares of the Corporation shall apply to or affect certificates outstanding when the requirement first becomes applicable; but shall apply to all certificates thereafter issued whether in connection with an original issue of shares, a transfer of shares, or otherwise.

Section 5.2. TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by applicable law, the Articles of Incorporation, and these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to whom the shares were transferred.

Section 5.3. LOST, STOLEN, OR DESTROYED CERTIFICATES. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing the issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the allegedly lost, stolen, or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation or other obligees with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI: DISTRIBUTIONS AND SHARE DIVIDENDS

Section 6.1. AUTHORIZATION. The Board of Directors may from time to time authorize, and the Corporation may make, distributions to its shareholders in cash, property (other than the Corporation's own shares), or a dividend of shares of the Corporation, to the extent permitted by the Articles of Incorporation and the FBCA.

ARTICLE VII: MISCELLANEOUS

Section 7.1. CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an authorized officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 7.2. FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors from time to time.

Section 7.3. CONFLICT. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 7.4. INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 7.5. EMERGENCY MANAGEMENT. In the event of an emergency, unless the Articles of Incorporation provide otherwise, the following provisions regarding the management of the Corporation shall take effect immediately. An emergency exists if a quorum of the members of the Board of Directors cannot readily be assembled because of some catastrophic event.

In the event of an emergency, a meeting of the Board of Directors may be called following the attempt of not less than two hours' notice to each director. Said notice may be given by electronic transmission, including facsimile transmission or transmission to an electronic mail address provided by the director, or by telephone.

The Board of Directors shall approve and maintain a current list of officers who may serve, in order of rank and within the same rank in order of seniority, as directors to the extent necessary to provide a quorum at any meeting of the Board of Directors held while these emergency bylaws are in effect.

During an emergency, the Board of Directors may (or may authorize one or more officers to) change the corporation's principal office or designate several alternative principal offices, effective during the emergency.

These emergency provisions take effect only in the event of an emergency as defined hereinabove, and will no longer be effective after the emergency ends. Any and all provisions of these Bylaws that are consistent with these emergency provisions remain in effect during an emergency.

Any or all of these actions of the Corporation taken in good faith in accordance with these emergency provisions are binding upon this Corporation and may not be used to impose liability on a director, officer, employee, or agent of the Corporation.

ARTICLE VIII: AMENDMENT OF BYLAWS

Section 8.1. AMENDMENT OF BYLAWS. These Bylaws may be altered, amended, or repealed or new bylaws adopted by the Board of Directors. The shareholders may make additional bylaws and may alter and repeal any bylaws, whether such bylaws were originally adopted by them or otherwise.